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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4*)

ICAD, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

44934S 10 7
(CUSIP Number)

Ethan Seer, Esq. Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

April 19, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44934S 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 3,804,220
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 20,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 3,804,220
PERSON WITH	10.	SHARED DISPOSITIVE POWER 20,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,824,220
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3
14.	TYPE OF REPORTING PERSON* IN

Item 1.       Security and Issuer

This Amendment No. 4 relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by Icad, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 4 Townsend West, Nashua, NH 03063. Except as modified in the other items of this report, there has been no change in the information previously reported in the Schedule 13D of Robert Howard (the "Reporting Person") or in Amendment Nos. 1, 2 or 3 to the Reporting Person’s Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

(a)-(b) The percentage of Common Stock owned by the Reporting Person reflected in this Report (10.3%), is based upon 36,931,261 shares of Common Stock outstanding on April 19, 2006. The Reporting Person beneficially owns, as of the date of this Report, 3,824,220 shares of Common Stock, which amount includes (i) 3,664,663 shares owned by the Reporting Person (which amount includes 2,000,000 shares held through a corporation), (ii) 85,000 shares issuable upon exercise of options owned by the Reporting Person, (iii) 54,557 shares issuable upon conversion of the Notes and (iv) 20,000 shares beneficially owned by Kit Howard, the wife of the Reporting Person. The Reporting Person may be deemed to have sole voting and disposition power over the shares referred to in items (i) - (iii) above and shared voting and disposition power over the shares referred to in item (iv) above.

(c) Between January 23, 2006 and April 11, 2006 the Reporting Person gifted a total of 207,500 shares of Common Stock. On April 19, 2006 the Reporting Person sold 1,000,000 shares of Common Stock to his emancipated adult son in a private transaction for $1.05 per share.

(d) Kit Howard, the Reporting Person's spouse, has the right to receive dividends on, and any proceeds from the disposition of any shares of Common Stock reported as owned by her in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company has a Convertible Revolving Credit Promissory Note and Revolving Loan and Security Agreement (the "Loan Agreement") with the Reporting Person under which the Reporting Person has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $5,000,000. The Loan Agreement expires March 31, 2007, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company. Advances made under the Loan Agreement bear interest at prime interest rate plus 1%. The Loan Agreement entitles the Reporting Person to convert outstanding advances into shares of Common Stock at any time based on the lesser of the market price of the Common Stock at the time of the advance or at the time of conversion of the Note.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 27, 2006

/s/ Robert Howard
Robert Howard